Filed Pursuant to Rule 433

Registration No. 333-150449

FINAL TERM SHEET

Dated November 12, 2008

6.875% Notes due 2014

Issuer:	Philip Morris International Inc.

Offering Format:	SEC Registered

Security:	6.875% Notes due 2014 (the “2014 Notes”)

Aggregate Principal Amount:	$1,250,000,000

Maturity Date:	March 17, 2014

Coupon:	6.875%

Interest Payment Dates:	Semi-annually on each March 17 and September 17, commencing March 17, 2009

Price to Public:	99.512% of principal amount

Net Proceeds (Before Expenses):	$1,239,525,000

Underwriting Discount:	0.35%

Benchmark Treasury:	2.75% due October 2013

Benchmark Treasury Yield:	2.364%

Spread to Benchmark Treasury:	+ 462.5 bp

Yield:	6.989%

Settlement Date (T+3):	November 17, 2008

CUSIP/ISIN:	718172AG4/ US718172AG43

Listing:	Application will be made to list the 2014 Notes on the New York Stock Exchange.

Anticipated Ratings:	A2 by Moody’s Investors Service, Inc. A by Standard & Poor’s Ratings Services A+ by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Co-Managers:	BNP Paribas Securities Corp. Greenwich Capital Markets, Inc. SG Americas Securities, LLC

Allocations:

Citigroup Global Markets Inc.	$354,166,667
Deutsche Bank Securities Inc.	354,166,667
Goldman, Sachs & Co.	354,166,666
BNP Paribas Securities Corp.	62,500,000
Greenwich Capital Markets, Inc.	62,500,000
SG Americas Securities, LLC	62,500,000

Total	$1,250,000,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 877-858-5407, Deutsche Bank Securities Inc. toll free at 800-503-4611 or Goldman, Sachs & Co. toll free at 866-471-2526.